REGI U.S. INC.

#240-11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone: 604-278-5996    Fax: 604-278-3409

May 10, 2011

United States Securities

and Exchange Commission

Attention: David Burton

Dear Sirs,

Re:

REGI U.S. Inc. (the “Company”)

Form 10-K for fiscal year ended April 30, 2010

Filed July 30, 2010

Forms 10-Q for the quarterly periods ended July 31 and October 31, 2010

File No. 0-23920

We are writing in response to your letter dated March 10, 2011.

We have attached Amendment No.1 to the 10-K Annual Report, which incorporates the changes referred to below.

Form 10-K for the Fiscal Year Ended April 30, 2010

General

1.

Please refer to the first paragraph on page F-13 and tell us which “shares” Rand has sold or may sell to meet ongoing funding requirements. If you mean your shares, then please also tell us whether Rand has previously sold your shares for that purpose, when it acquired the shares it sold and when and how it affected its sales, including on what exemption or registration statement on which it relied.

The “shares” Rand has sold or may sell that were referred to in the first paragraph on page F-13 are the shares of the Company’s common stock.

Rand acquired the common shares of the Company in 1992; and has sold the shares over the years to fund its operations under the SEC rule 144.

Upon further review of this paragraph, we determined the following revised paragraph included in our Amendment 1 to our 10-K gives readers more accurate information on our going concern:

“REGI also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months. REGI may also raise additional funds through the exercise of warrants and stock options, if exercised. There is no assurance that any of these activities will be successful.”

Directors and Executive Officers, page 26

2.

In future filings, provide the disclosure required by Item 401(c) or Regulation S-K. For example, please describe the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as director. Also tell us, with a view toward disclosure in future filings, when Mr. Vandeberg served with the “two NYSE companies” and name those companies and the identities of “public companies” for which Thomas Robertson served as director and the dates of his service.

Duly noted for future filings.

Mr. Vanderberg served as corporate counsel and secretary for the following two New York Stock Exchange listed companies:

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Carter Hawley Stores, Inc. from 1978 to 1993; and

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Denny’s Inc. from 1973 to 1978.

Mr. Robertson served as a director for the following companies:

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Teryl Resources Corp. (TSX.V): 1986 to 1989; January 4, 2010 to present;

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Module Resources Incorporate (TSX.V): interim director October to November, 2006;

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Vesca Equities Ltd. (OTC.BB): interim director January to March, 1998

3.

With a view toward clarified disclosure in future filings, please tell us which entities listed in the backgrounds of your affiliates are your competitors, as implied by the last risk factor on page 15.

Duly noted for future filings.

Our potential competitors for our officers’ and directors’ time are as follows:

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IAS Energy, Inc.,

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Teryl Resources Corp., and

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Linux Gold Corp.

Involvement in certain legal proceedings, page 28

4.

The disclosure you provide pursuant to Item 401(f) of Regulation S-K is not limited to the “past five years”. Please revise future filings. Also tell us whether any proceedings older that the “past five years” were omitted from your disclosure.

Duly noted for future filings.

No proceedings older than the “past five years” were omitted from our disclosure.

Audit Committee, page 29

5.

With a view toward clarified disclosure in future filings, please tell us how you concluded that Ms. Lorette is independent given that your disclosure on page 27 indicates she is a vice president of the registrant.

Duly noted for future filings.

We concluded that Ms. Lorette is independent because as the vice president of the Company she is in charge of administrative work instead of participating in business assessment or decision making.

Item 11. Executive Compensation, page 30

6.

It appears the disclosure you provided under this item is pursuant to “applicable Canadian law” including the table you say is presented “in accordance with Form 51-102F6.” In future applicable filings, please provide the compensation disclosure required by Item 402 of Regulation S-K instead. Also tell us why Canadian law applies to your disclosures, given that the cover page of your document indicates you are incorporated in Oregon.

Duly noted for future filings.

Canadian laws apply to our disclosures, because the Company is also registered in the province of British Columbia of Canada and listed on the TSX Venture Exchange.

Related Parties, page 40

7.

Please file as exhibits the agreements related to the transactions mentioned in this section and the related party advances mentioned on page 22. Also file as an exhibit the “project cost sharing agreement” mentioned in your disclosure, and tell us how it handles responsibility for your plan of operation for the next 12 months, as noted in your Form 10-Q for the period ended October 31, 2010.

We have filed the following agreements as exhibits to our Amendment 1 to the 10-K:

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Management Agreement with Access Information Services, Inc. in the Company’s previous name of Sky Technologies Inc. ;

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Engagement Letter with The Otto Law Group;

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Project Cost Sharing Agreement with Reg Technologies Inc.

However, we do not have written agreements regarding related party advances.

As noted in our Form 10-Q for the period ended October 31, 2010, Reg Technologies Inc. and the Company continue to share the costs equally for the following 12 months, as specified by the Project Cost Sharing Agreement.

Report of Independent Registered Public Accounting firm, page F-2

8.

We note that you are a development stage company and have included financial statements for the cumulative period. However, the audit report included does not provide an opinion on the cumulative period data. Please note that the cumulative information provided under Topic 915 of the FASB Accounting Standards Codification should be audited and the report of the independent registered public accounting firm should include an opinion on the cumulative period information included in the financial statements. Please amend your filing to include an audit report that covers the financial statements for the cumulative period.

We have received waiver from the SEC on your request for inclusion of auditor’s opinion on our cumulative period information.  Our Consolidated Statement of Shareholders’ Equity (Deficit) specifies that 1992 through April 30, 2008 were unaudited.

Note 1. Organization and Basis of Presentation, page F-9

Fair Value Measurements, page F-11

9.

We note that you have classified the measurement of the fair value of your derivative liabilities as Level 2 on the fair value hierarchy here. Please explain to us why you believe classifications as Level 2 measurement is appropriate. In this regard, we note in your Form 10-Q for the quarterly period as ended October 31, 2010 you classified the fair value of the derivative liability as a Level 3 fair value measurement. Please explain the reasons for the change in classification.

We use the Black-Scholes option pricing model to fair value our derivative liabilities. Accordingly, the fair value of these derivative liabilities should be classified as Level 3 in the fair value hierarchy. The classification as Level 2 in the Form 10-K for the year ended April 30, 2010 was an error. This was corrected in our Form 10-Q for the quarter ended October 31, 2010. Fair value of these derivative liabilities will be classified as Level 3 going forward. It is also corrected in our Amendment to the 10-K.

Item 9A: Controls and Procedures, page 25

10.

We note your disclosures here regarding your evaluation of your internal control over financial reporting. However, you do not identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please revise the filing to provide the disclosure required by Item 308(a)(2) of Regulation S-K.

We have revised our disclosure in our Amendment to the 10-K to include the following:

The Company’s management, with the participation of the chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the Company's internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, (as defined in the Exchange Act) Rules 13a-15(3) and 15-d-15(3) as of the end of the period covered by this report (the “Evaluation Date”). Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as of April 30, 2010 due to inadequate segregation of duties and ineffective risk assessment.

11.

We note that your management has concluded that your internal controls over financial reporting are not effective due to inadequate segregation of duties and ineffective risk assessment. Please revise your disclosures to address the following:

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Clearly disclose whether your management has concluded whether the inadequate segregation of duties and ineffective risk assessment represent material weaknesses.

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Explain in greater detail the impact of these items on your financial reporting. For example, explain how each of the identified control deficiencies impact your ability to prepare and report your financial statements.

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Notwithstanding the above, explain to us in greater detail what you mean by “ineffective risk assessment”

We have revised our disclosure in our Amendment to the 10-K to include the following:

Ineffective risk assessment relates to the fact that we did not emphasize our risk assessment based on specific areas of financial reporting.

The management concludes that the impact of inadequate segregation of duties and ineffective risk assessment over our financial reporting is immaterial due to the fact that we have a small operation with limited transactions, all transactions are approved by the management and all material transactions are approved by the board of directors.

Item 4. Controls and Procedures, page 3

_(b) Management’s Report on Internal Control over Financial Reporting, page 4

12.

We note that you disclose management’s conclusions on the effectiveness of your internal control over financial reporting as of July 31 and October 31, 2010. Item 308(T) of Regulation S-K indicates that management’s conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of July 31 and October 31, 2010.

We did no carry out an assessment on the effectiveness of our internal controls over financial reporting as of July 31 and October 31, 2010.

The Company hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REGI U.S., INC.

/s/ John G. Robertson

John G. Robertson,

President and CEO